April 16, 2019
James O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Guggenheim Credit Income Fund 2019 (File Nos. 333-224023; 814-01091)
(the “Registrant”)
Dear Mr. O’Connor:
We are writing in response to your telephonic comments provided on April 3, 2019 with respect to the Post-Effective Amendment No. 2 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Exchange Act of 1934, as amended, on March 22, 2019 on behalf of Guggenheim Credit Income Fund 2019 (the “Company”), a closed-end fund that has elected to be regulated as a business development company (“BDC”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Registrant, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.
Comment 1.    Please revise the disclosure at the end of page 37 as such: “2017~~8~~."
Response 1.    The disclosure will be revised accordingly.
Comment 2.    Please revise the “Net proceeds available for investment operations” under the “% of Net Proceeds” on page 76. Currently it states 100.00% but sums to 99.99%.
Response 2.    The disclosure will be revised accordingly.
Comment 3.    Please confirm whether net expenses for Year Ended December 31, 2016 on page 87 should be ($111,612) instead of $111,612 and revise the same on page 88 for consistency purposes.
Response 3.    This disclosure will be revised accordingly.

March 22, 2019 Page 2

Comment 4.    Please confirm whether the fee rates on page 36 are current fees.
Response 4.    We respectfully acknowledge the comment and confirm that, consistent with the requirements of Item 3 of Form N-2, expenses are based on an estimate for the current fiscal year.
Comment 5.    Please discuss why the December 31, 2018 Report of Independent Registered Public Accounting Firm of Ernst & Young LLP does not include references to alternative procedures for confirms not received.
Response 5.    For the year ended December 31, 2018 Ernst & Young, LLP received 100% of confirms requested and did not perform alternative procedures.
Comment 6.    Pursuant to Comment 8 in your May 14, 2018 response letter, (“In accordance with Regulation S-X, Rule 12-12, on a going forward basis, please disclose in the section entitled “Restricted Securities”, the range of dates on which the Company acquired shares of Guggenheim Credit Income Fund.”) Please direct the staff to where requested disclosure revisions are located.
Response 6.    We note the referenced disclosure is included in “Valuation of Investments” contained in Item 7 of the Company’s Form 10-K filed on March 14, 2019. Additionally, we represent this disclosure will be added in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the next POS 8C submission of the registration statement as a 497 filing.
Comment 7.    Pursuant to Comment 23 in your May 14, 2018 response letter (“Please revise the following disclosure under the heading “Risk Factors - Risks Related to Our Investments - Certain provisions of our Declaration of Trust and actions of the Board of Trustees could deter takeover attempts and have an adverse impact on the value of our Shares” as follows: Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series if the required approval is obtained from the SEC; and our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Shares, of any class or series, that we will have authority to issue.”), please direct the staff to where the below disclosure is located.
Response 7.    The disclosure will be revised accordingly in a filing made pursuant to Rule 497(c).
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March 22, 2019 Page 3

Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz
Richard Horowitz